EXHIBIT (4)(b)(i)

                                IRA ENDORSEMENT







                               ENDORSEMENT

In order to qualify this  contract as an  Individual  Retirement  Annuity  under
Section 408 of the Internal Revenue Code of 1986, as amended, (hereafter referred to as The Code), the following provisions and restrictions are hereby made applicable, notwithstanding any provisions to the contrary contained in the policy. In the case of a conflict between the policy and the endorsement, the endorsement overrides the policy.

ARTICLE 1 - Non-Transferability and Non-Forfeitability

The owner may not change the ownership of the policy and the policy may not be sold,

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assigned or pledged as collateral for a loan or as security for the  performance of an obligation or for any other purpose to anyone. The owner's rights shall at all times be non-forfeitable.

ARTICLE 2 - Premium Limitation

Except in the case of a  rollover  contribution,  as that term is  described  in
Section 402(a)(5),  402(a)(6),  402(a)(7); 403(a)(4), 403(b)(8), or 408(d)(3) of
The Code, or a direct transfer from one Individual Retirement Annuity issued by the Company to another Individual Retirement Annuity issued by the Company, no premiums will be accepted unless they are in cash, and the total of such premiums shall not exceed $2000 for any taxable year. If the premium consists entirely of an employer contribution under a simplified employee pension, as such is defined in Section 408(k) of The Code, the maximum amount of premium stated in paragraph 1 of this article shall be increased by the amount of this limitation in effect under section 415(c)(1)(A) of The Code.

The minimum premium required for each additional premium payment under this IRA is $50. The sentence stating that "Each additional premium payment must be at least $1,000" found in the Premium Payments section of the policy is deleted.

ARTICLE 3 - Refund of Premiums

Any refund of premiums (other than those attributable to excess contributions) will be applied towards the payment of future premiums or the purchase of additional benefits before the close of the calendar year following the year of the refund.

ARTICLE 4 - Distributions Before Death Of The Owner

Federal tax law requires that minimum distributions from individual retirement arrangements, including Individual Retirement Annuities, begin not later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. In order to comply with this requirement, the Surrender Value of this annuity may be distributed as a lump sum or may be distributed in equal or substantially equal amounts over (a) the life of the owner, or the lives of the owner and a designated beneficiary, or (b) a period certain not extending beyond the life expectancy of the owner, or the joint life expectancy of the owner and a designated beneficiary.

If  distributions  are to be made to the owner in the manner described in (a) or
(b) of this Article, the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by the dividing the Surrender Value as of the beginning of each year by the lesser of
(1) the applicable life expectancy or (2) if the owner's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. For purposes of this calculation only, "Surrender Value at the beginning of each year" will include amounts not in this Individual Retirement Annuity at the beginning of the year because they have been withdrawn for the purpose of making a rollover contribution to another individual retirement plan. Distributions after the death of the owner shall be distributed using the applicable life expectancy as the relevant divisor without regard to Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Life expectancy and joint and last survivor expectancy are computed by use of the expected return multiples in Tables V of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the owner by the time distributions are required to begin, life expectancies shall be subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated, instead life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated. Distributions under this annuity shall be made in accordance with the requirements of Section 401(a)(9) of the Code and the regulations thereunder.

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ARTICLE 5 - Distributions Upon Death Of The Owner

If the owner dies after distribution of his or her interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the owner's death.

If the owner dies before distribution of his or her interest commences, the owner's entire interest will be distributed in accordance with one of the following four provisions: (a) The owner's entire interest will be paid within five years after the owner's death. (b) If the owner's interest is payable to a designated beneficiary and the owner has not elected (a) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated beneficiary commencing no later than one year after the date of the owner's death. The designated beneficiary may elect at any time to receive greater payments to the extent of payments guaranteed to be made. (c) If the designated beneficiary is the owner's surviving spouse, the spouse may elect within the five year period commencing with the owner's date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the deceased owner would have attained age 70 1/2. The surviving spouse may increase the frequency or amount of these payments at any time to the extent of any payments guaranteed to be made. (d) If the designated beneficiary is the owner's surviving spouse, the spouse may treat the contract as his or her own individual retirement annuity. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to elect any of the above three provisions.

For purposes of this Article 5, payments will be calculated by use of he expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to the surviving spouse and shall apply to all subsequent years. In the case of any other designated beneficiary, life expectancy will be calculated at the time payment first commences and payments for any 12-consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced.

Any amount paid to a child of the owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

ARTICLE 6 - Applicant

The applicant for the policy is the owner/annuitant of the policy. This policy is established for the exclusive benefit of the owner(s) or his or her beneficiaries.

ARTICLE 7 - Annual Reports

The Company will furnish annual calendar year reports concerning the status of the annuity.

ARTICLE 8 - Amendments

The Company shall have the right, solely at its discretion, to amend any and all provisions of the policy in order to maintain qualification of the policy as an Individual Retirement Annuity under Section 408 of The Code. Such endorsement will be effective with respect to the annuitant and this policy upon receipt by the owner. The owner has the right to refuse to accept any amendment; however, the Company shall not be held liable for any such tax consequences incurred by the owner as a result of his or her refusal to accept such amendment.

For THE LIFE INSURANCE COMPANY OF VIRGINIA
                                                     Paul E. Rutledge, III
                                                     President

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